Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121

June 17, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549
Attention: Jane Park

Re:        Bionano Genomics, Inc.
Registration Statement on Form S-3
Filed June 10, 2024
File No. 333-280098

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Bionano Genomics, Inc. (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on June 19, 2024, or as soon thereafter as possible on such date.

Very truly yours,

Bionano Genomics, Inc.

/s/ R. Erik Holmlin, Ph.D.
Name:	R. Erik Holmlin, Ph.D.
Title:	President and Chief Executive Officer